SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 14D-1
                             (Amendment No. 1)
            Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934
                                    and
                                SCHEDULE 13D
                             (Amendment No. 3)


                                Conrail Inc.
                         (Name of Subject Company)

                        NORFOLK SOUTHERN CORPORATION
                      ATLANTIC ACQUISITION CORPORATION
                                 (Bidders)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (Title of Class of Securities)

                                208368 10 0
                   (CUSIP Number of Class of Securities)

                      SERIES A ESOP CONVERTIBLE JUNIOR
                     PREFERRED STOCK, WITHOUT PAR VALUE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (Title of Class of Securities)

                               NOT AVAILABLE
                   (CUSIP Number of Class of Securities)


                            JAMES C. BISHOP, JR.
                        EXECUTIVE VICE PRESIDENT-LAW
                        NORFOLK SOUTHERN CORPORATION
                           THREE COMMERCIAL PLACE
                        NORFOLK, VIRGINIA 23510-2191
                         TELEPHONE: (757) 629-2750
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)


                              with a copy to:
                           RANDALL H. DOUD, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000



          This Amendment amends the combined Tender Offer Statement on
Schedule 14D-1 initially filed on February 12, 1997, as amended, and the Statement on Schedule 13D initially filed on February 5, 1997, as amended (the "Combined Statement"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase or the Combined Statement.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES ACT.

          Item 7 is hereby amended and supplemented by the following:

          On February 14, 1997, the staff of the STB issued an informal, nonbinding opinion to the effect that (i) certain amendments to the Voting Trust Agreement, which would permit the Voting Trustee to vote the Shares held in the Voting Trust to elect as directors of the Company persons (other than officers, directors or employees of Parent or Purchaser) nominated or sponsored by Parent or Purchaser if such persons have agreed to use their best efforts to cause the Company to place all of the shares of CRC into the CRC Voting Trust as promptly following their election as possible, and (ii) the use of the CRC Voting Trust in connection with the election of Parent nominees to the Company Board are consistent with the policies of the STB against unauthorized acquisitions of control of a regulated carrier. In the same opinion, the staff of the STB rejected various arguments submitted by the Company requesting the staff to decline to issue such opinion.

          As of February 18, 1997, Parent, Purchaser and the Voting Trustee entered into an amended and restated Voting Trust Agreement (the "Amended and Restated Voting Trust Agreement") which incorporated the amendments approved by the staff of the STB in its nonbinding opinion dated February 14, 1997. A copy of the Amended and Restated Voting Trust Agreement is filed as an exhibit hereto and is incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 is hereby amended and supplemented by the following:

          (c)(3) Amended and Restated Voting Trust Agreement, dated as of February 18, 1997, by and among Parent, Purchaser and First American National Bank, as Voting Trustee.



                                   SIGNATURE

          After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 1997


                                      NORFOLK SOUTHERN CORPORATION

                                      By: /s/ JAMES C. BISHOP, JR.
                                         -------------------------
                                      Name:   James C. Bishop, Jr.
                                      Title:  Executive Vice President-Law


                                      ATLANTIC ACQUISITION CORPORATION

                                      By: /s/ JAMES C. BISHOP, JR.
                                          ---------------------------
                                      Name:  James C. Bishop, Jr.
                                      Title: Vice President and General
                                                Counsel




                                 EXHIBIT INDEX

       Exhibit
       Number                  Description
       -------                 -----------
       (c)(3) Amended and Restated Voting Trust Agreement, dated as of February 18, 1997, by and among Parent, Purchaser and First American National Bank, as Voting Trustee